July 21, 2025

Trent Mell
Chief Executive Officer
Electra Battery Materials Corp
133 Richmond Street W, Suite 602
Toronto, ON M5H 2L3
Canada

       Re: Electra Battery Materials Corp
           Registration Statement on Form F-3
           Filed June 27, 2025
           File No. 333-288364
Dear Trent Mell:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Signatures, page II-6

1.     Please ensure that you have provided all signatures required by Form
F-3. For
       example, we note that you have not provided a signature for C.L.
Butch    Otter or a
       full signature for Alden Greenhouse.
Exhibits

2. Please obtain and file an opinion that opines on the legality of the common shares that may be issued pursuant to the "at the market" offering prospectus supplement.
 July 21, 2025
Page 2
General

3. Please confirm your understanding that we will not be in a position to take action to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2024 have been resolved.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Thomas Rose